SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras

Results Presentation



Chesf Spillway UH Luiz_Gonzaga Itaparica André_Schurer

3Q22

Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past facts but rather reflect the beliefs and expectations of our management** and may constitute estimates and projections of **future events** pursuant to Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended.
The words "believe", "could", "may", "estimate", "continues", "anticipates", "intends", "expects" and similar words are intended to identify **estimates that involve risks and uncertainties, known or not.**

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and commercial conditions** in Brazil and abroad, **variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and pattern of electricity used** by the consumer, **competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans, existing and future government regulations**, and other risks described in our annual report and other documents registered with CVM and SEC.

Estimates and projections only refer to the date they were expressed and we assume **no obligation to update any such estimates or projections** due to the occurrence of new information or future events. The future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely exclusively on the information contained herein.**
This material contains **calculations that may not reflect accurate results due to possible rounding.**

Key **Highlights**

Company Highlights

Dismissal Plan (PDV)

2,312 eligible employees
R$ 1 billion in estimated cost
11.2 months of Payback
Adhesion between days 11/1 and 11/18:
1,223 already enrolled up to 11/9
Dismissals - between Dec/22 and Apr/23

183RD EGM

Nov/2022: The amendment of Eletrobras's Articles of Incorporation was approved in order to incorporate statutory provisions in line with the best governance practices in the market

Board and CEO

August/22: The elected slate was the only one indicated by shareholders at the 182nd EGM
Wilson Ferreira is elected as new CEO
He took office in Sept/2022

SPES and Affiliates

Sale of CELPE shares
Cash Reinforcement of R$ 49 million

Amapari Transfer
for R$ 17.7 million

SAESA

Participation of 72%,
July/2022: Effective control, with the election of the majority of the investee's Board of Directors, including the President
Accounting consolidation as of 3Q22

Transformation Office

Post privatization created to follow up on prioritized initiatives

Transformation of Eletrobras has already started

Transformation Management Office (TMO) structured to head the transformation


Strategy and goals
3 initiatives
Business
11 initiatives
Transform. Organiz.
9 initiatives
Cost and expense optimization
9 initiatives
Financial and advisory strategy
10 initiatives
Transformation office

Purpose

Centralize the management and **monitoring of the Transformation Initiatives from an activist standpoint,** orchestrating the work fronts and **promoting speed and efficiency in the executions.**

Motivation

- Coordinate **actions in a centralized manner;**
- Ensure **capture of value;**
- Meet the **planned deadlines;**
- Manage the **costs incurred;**
- Maximize **capture speed.**

Horizon

- **Multi-annual transformation** starting in 2022;
- **40+ prioritized initiatives already** started; completion of 80% of them by the end of the 1st semester of 2023**;**
- **20+ initiatives already mapped and will start in 2023**

Leadership in operational efficiency, scaling the business with margin expansion, a result of the **comprehensive transformation** combined with the systematic use of **digital solutions.**

Refoundation of the management culture, with a focus on results (owner mindset), fostering sustained generation of value and the **strengthening of an inspirational position for talents.**

Excellence in the **discipline of capital** and profitability of the asset portfolio.

Market benchmark in **governance, organizational agility and the ESG agenda**

Leadership in reducing emissions from production chains through the continuous innovation of products, services and business models

Excellence in marketing, materializing the potential of its **positioning** in the energy market

Long-term vision of Eletrobras as **Green Major,** combining **growth and the generation of value** associated with the offer of sustainable solutions

7 principles that guide the Strategic Reflection of Eletrobras

Starting point: Eletrobras is already a Green Major - world leader in renewables and with one of the lowest emission levels in the industry



Non-exhaustive
Emission intensity (tCO2e/MWh)
Leadership in capacity of renewable generation
Leadership in low emissions
0
200
400
600
0
10
20
30
40
50
Copel
CEMIG
Engie Brasil
Statkraft
Statkraft with -65tCO2/Mwh
Orsted
NextEra
EDP
Eletrobras
89tCO2 /MWh
41 GW
EDF
Engie
Iberdrola
Enel with +9GW
Enel
Installed Renewable Capacity (GW)
Legend:
10 % of renewables
Brazil focus
Green major with global focus

Note: Eletrobras does not include Itaipu and Eletronuclear
Source: Sustainability Reports 2021; Eletrobras; Analysis BCG

Several high-impact objectives are expected to be achieved in the short term

Eletrobras

	Selected objectives	Actions in progress
Efficiency	Lower unit cost of Generation and Transmission vs. Peers in Brazil by the end of 2023	Multiple initiatives to execute the TMO to reduce costs with people (reorganization, PDV,...) and MSO (purchases, processes, OBZ,...)
Capital Cost	Achieve the lowest capital cost in Brazil by the 1st semester of 2023	Renegotiate higher cost debts Optimize the capital structure of the holding company and subsidiaries
Decrease in liabilities	Significant reduction of liabilities	Entering into agreement and reviewing procedural strategy for compulsory loans and other contingencies
ESG	Absolute leadership in emissions between global peers and in social and governance indicators in Brazil	E: Inefficient thermal divesting S: Evolve relationship with communities affected by Eletrobras´s operation G: Migrate to new market and review articles
SPEs	Rationalization of SPEs	From November 2022 to December 2023: 29 → sales 24 → uncrossing operations with 10 counterparties 13 → under evaluation 07 → closing 06 → merger
Subsidiaries and affiliates	Rationalization of holdings	Restructure and sell around R$ 4B in non-strategic holdings in publicly and privately held companies
Quality and safety	Reference in safety indicators and operational quality in the electricity sector	Increase availability Minimize interruptions Focus on zero accidents

Actions with impact starting in the 1st semester of 2023 and complete execution by the end of the year

Key milestones already defined | TMO with control of critical dates for Transformation – vision under construction

Non-exhaustive

By 11/30/22
- New model and **organizational structure** of the Holding Company and validated subsidiaries
- **PDV enrollments** 2022 concluded

By 12/15/22
- Articulated strategic vision and top goals defined

By 12/31/22
- Migration to the new **market** approved in EGM
- **SPEs optimization** roadmap validated
- **New SPE performance management platform** developed and implemented
- **1st group of 2022 PDV dismissals** carried out

By 01/15/23
- **Target quantity for defined workforce** and mapped initiatives
- **New structure and pricing model for validated CSCs**

By 01/30/23
- **Updated PE and PDNG**

By 04/30/23
- **Revised 2023 budget** with OBZ lens and validated earnings

Rationalization of SPEs in progress

COMPLETED OPERATIONS

Closing	15 SPEs
Merger	33 SPEs
Reversals	2 SPEs
Sale	53 SPEs
TOTAL	**103 SPEs**

Dec/2022
64 SPEs

16T and 48G

	Total (R$ million)	Proportional Participation (R$ million)
ROL	19,184	9,892
EBITDA	14,642	6,470
Debt	73,640	38,947
Book Value	19,676	9.252
Extension (km)	14,217	6,725
Installed Capacity (MW)	25,104	12,727

Weighted participation of all SPEs is about 47% (1)

103 Completed Operations
R$ 3 billion in sales

In progress for 2022

Closing: Baguari
Incorporation: GDT and Famosa (3)
Sale: Release (6)



178
175
172
136
94
81
75
6
4
1
64
Dez/16
Dez/18
Dez/20
Nov/22
Incorporação
Dez/22

Prospective Actions in 2023

- 24 → uncrossing operations with 10 counterparties
- 06 → closing
- 02 → merger
- 23 → sale
- 13 → under evaluation

Strategic effort in progress, being discussed with the CA

Current focus on ensuring successful implementation of the portfolio of initiatives ...

... And prepare for robust and coherent opportunities for future growth

Initiatives being assessed in light of value creation and risk mitigation

New planning to be approved by the Board of Directors will be disclosed in the presentation of the 2022 results (March/23)

3Q22 Recognitions

Eletrobras

Renewable Energy Certificates

Eletrobras Furnas won the bid to provide **around half a million (504,200) in I-REC renewable energy certificates** to offset 100% of indirect greenhouse gas emissions from Banco do Brasil's electricity consumption.

We are in the **Epoch Negócios 360º Yearbook**. We came in **35th place on the overall ranking**. In the **Energy** sector, we won 3rd place and the following positions: **3rd in People; 3rd in Innovation; 4th in Sustainability; 11th in Corporate Governance;** and **14th in Financial Performance.**

Transparency Trophy, in the "Companies with net revenue above R$ 20 billion" category.
The award highlights companies with best accounting information transparency practices through their financial statements.

We obtained the **Gold Seal from the Brazilian GHG Protocol Program.** This recognition attests to the high level of qualification of the Inventory of Greenhouse Gas Emissions of Eletrobras Companies.

We were recognized as one of **the three companies in the electricity sector that best communicates with journalists.** The ranking is organized based on the opinion of 25 thousand journalists.

Operational Performance

Generation Business

Eletrobras's revenue increased by **+R$ 1 billion** in 3Q22 due to the consolidation of SAESA, an increase of **2.5% in energy generated.**

3Q21 / 3Q22


Generation
Revenue
R$ 6.75 billion
+17%
Generated Energy
R$ 137,482 GWh
+2.5%
-16%
Installed Capac.
42,559 MW

Main Changes in Capacity:
+1,045.7 MW Saesa (72%)
+ 12.5 MW UG4 Curuá-Uma HPP

Privatization Effect:
- 7,000 MW Itaipu
- 1,990 MW Electronuclear

Eletrobras

Installed Capacity (MW)
About **23%** of Brazil

Generated Energy (GWh)
About **30%** of Brazil

Aggregation in Generation:

Santa Cruz TPP Combined Cycle
Commercial operation: estimated for **November/22**
150MW increment of installed capacity

Impact of Commercialization **on the Financial Statements**



GSF (%)
95,0%
67,3%
70,8%
86,8%
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2021
2022



PLD (R$/MWh)
SE
SUL
NE
NORTE
56
336
584 584 577
66 56 56 56 56 56 56 66 77 56
jan/21
abr/21
jul/21
out/21
jan/22
abr/22
jul/22



Generation Revenues (R$ billion)
195,99 R$/MWh
271,76 R$/MWh
5,75
0,52
2,30
1,80
1,08
+17%
-62%
+27%
+35%
+15,7%
6,75
0,20
2.93
2.43
1,25
189,60 R$/MWh
295,51 R$/MWh
3T21
3T22
CCEE
ACL
ACR
Cotas GF
Outros

Highlights

+R$ 1,220 million SAESA consolidation

-R$ 243 million decrease PLD



Energy Balance
0,8%
38,7%
13,5%
46,9%
2022
Noncontracted Energy
ACL + MCP Achieved
ACR
Membership interests

Other: Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales).
Average prices do not include SPEs. The average ACR price does not take into account the contracts of the PIEs resulting from the unbundling process of Amazonas Distribuidora and the contracts of the thermal plants by availability.

Transmission Business

Eletrobras

74,022.3 km TLs,
where 68,746.6 km ≥ 230 kV.
Corresponding to 39.0% of Brazil.

By September 2022, 33 large-scale corporate undertakings were completed with an associated RAP of R$ 112.76 million.

Under construction, we have 154 large projects with an associated RAP **of R$ 737 million**, with 56.47 km of LT under construction and 3,431 MVA of transformation.

RAP Associated with Large undertakings expected to be completed

Year	Aggregate RAP/year (R$ million)	Accumulated RAP (R$ million)
2022	41	41
2023	193	233
2024	237	470
2025	145	614
2026	93	708
2027	29	737

RAP Aggregation:

Increase of 19% in regulatory RAP, which went from R$ 11,477 million in the 22/23 cycle to R$ 13,703 million in the 22/23 cycle, due to the tariff readjustment and aggregations of R$ 10 million in the quarter.

Financial Performance

3Q22 Financial Highlights (R$ million)

Eletrobras

IFRS

3Q22 Net Revenue	3Q22 EBITDA	3Q22 Result
R$ 8,033	**R$ 2,419**	**-R$ 0.09**
-13% ▼	-54% ▼	-100% ▼

Adjusted

3Q22 Net Revenue	3Q22 EBITDA	3Q22 Result
R$ 8,033	**R$ 3,197**	**R$ 1,139**
-13% ▼	-36% ▼	-66% ▼

Eletrobras presented **strong Liquidity** in 3Q22, with availability of **R$ 16.8 billion**, and **investments of R$ 990 million**. The result was affected by:

- IPCA deflation - 0.36% and IGPM -1.43%, on transmission revenue in **-R$ 1,941 million**
- Amortization of new Generation assets and financial expenses of obligations with CDE and Special Projects (Law 14.182/21) totaled **-R$ 757 million**
- **-R$ 486 million** PCLD Amazonas Energia Provision and **-R$ 874** million in contingencies;
- **-R$ 300 million** of SAESA's financial expenses

Income **Statement** (R$ million)

	IFRS			Adjusted		
	3Q21	3Q22	Var. %	3Q21	3Q22	Var. %
Gross Revenue	**10,812**	**9,901**	-8%	**10,798**	**9,901**	-8%
(-) Deductions from Revenue	-1,602	-1,868	17%	-1,602	-1,868	17%
ROL	**9,210**	**8,033**	-13%	**9,196**	**8,033**	-13%
(-) PMSO	-1,746	-2,235	28%	-1,600	-2,026	27%
(-) Operating costs and expenses	691	-2,801	-505%	-3,183	-2,801	-12%
(-) Operating provisions	-9,376	-1,529	-84%	-275	-564	106%
(+) Equity interests	850	555	-35%	850	555	-35%
(+) Regulatory remeasurements - Transmission Contracts	4,859	362	-93%	0	0	-
(+) Other Income and Expenses	772	32	-	0	0	-
(+) Income from Discontinued Operations	-26	0		0	0	-
Ebitda	**5,234**	**2,419**	-54%	**4,988**	**3,197**	-36%
Depreciation and amortization	-315	-812	158%	-315	-812	158%
Financial result	-882	-1,819	-106%	-721	-1,458	-102%
Income Tax and Social Security Contribution Tax	-3,072	213	-107%	-585	213	-136%
Net Income	**965**	**-0,1**	**-100%**	**3,367**	**1,139**	-66%

Adjusted Gross Revenue 3Q22	**-897**
Transmission Revenue: deflation	- 1,941
Generation revenues with emphasis on Saesa consolidation (R$ 1.2 billion)	+1,091

Adjusted PMSO 3Q22	**+427**
Personnel: Collective agreements - ACT 22/23 of 12% (R$ 178 million) Chesf Personnel: ACT of 21/22 of 6.7% ; and reversal of PLR in 3Q21 (R$ 62 million), which reduced expenses in 3Q21. Saesa Personnel (R$ 25 million): consolidation	+271
Services: Saesa (R$ 57 million); Maint. Aparecida/Mauá 3 TPP (R$ 15 million)	+99

Adjusted Operating Costs and Expenses 3Q22	**-383**
Lower energy import from Uruguay (-R$ 263 million) and lower cost of energy purchased for resale	-426
Furnas Fuel: lower order Santa Cruz TPP (-R$ 101 million)	-89

Depreciation and Amortization	**+497**
Amortization of new assets - privatization	+267

Adjusted Financial Result 3Q22	**-737**
SAESA consolidation (debt charges)	-300
Derivatives	-534
Interest expense (IPCA+ WACC) with CDE and Projects (privatization)	-490
Revenue from financial investments	+484

Eletrobras

Gross Revenue (R$ million)

-1,941
Transmission

-1,890
Contractual revenue Deflation
IPCA - 0.36%
IGPM -1.43%

-116
Construction: Furnas: lower revenue contract 062/01.

+65
O&M
Readjustment of 11.7% Aneel Resolution 3.067/2022



R$ -911
-8%
R$ -897
-8%
10.812
_ 14
10.798
1.019
65
- 116
_ 1.890
24
9.901
-
9.901
Gross Revenues IFRS 3Q21
Non adjusted
Adjusted Gross Revenues 3Q21
Generation
T O&M
T Construction
T Contractual revenue
Others revenues
Adjusted Gross Revenues 3Q22
Non adjusted
Gross Revenues IFRS 3Q22

Generation +1,019

Breakdown on Next Slide

Other +24

Holding: +R$ 17 million

Eletronorte +R$ 15 million: Proinfa and CDE

Non-adjusted -14

-14 Generation Construction in 3Q21, without occurrence in 3Q22

Gross Revenue - Generation

		Volume (MWmed)			Average price (R$/MWh		Revenue (R$ million)		
		3Q21	3Q22	Var.	3Q21	3Q22	3Q21	3Q22	Var.
ACR Regulated market	Regulated contract	2,225	3,844	73%	271.76	295.51	1,803	2,431	35%
ACR Regulated market	Hydroelectric membership interests	7,464	7,464	0%	65.76	76.15	1,084	1,255	16%
ACL Free market	Bilateral contract	5,152	6,436	25%	195.99	189.60	2,299	2,926	27%
ACL Free market	CCEE	N/A	N/A	N/A	N/A	N/A	523	202	-61%
Other*		N/A	N/A	N/A	N/A	N/A	40	-60	-251%
Total							5,749	6,754	17%

* Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales).
Average prices do not include SPEs. The average ACR price does not take into account the contracts of the PIEs resulting from the unbundling process of Amazonas Distribuidora and the contracts of the thermal plants by availability.

		3Q21	3Q22
Market	GSF (%)	51.16	74.95
Market	PLD SE (R$/MWh)	581.76	66.55
Market	PLD S (R$/MWh)	581.76	66.55
Market	PLD NE (R$/MWh)	579.48	66.54
Market	PLD N (R$/MWh)	581.76	66.55

Regulated contract	+ R$ 620 million
Furnas: SAESA consolidation in 3Q22 (+3,569 GWh)	+ R$ 646 million
CGT Eletrosul: lower reimbursement for insufficient generation and price adjustment	+ R$ 57 million
Furnas: lower order of Santa Cruz TPP (better hydrological conditions)	- R$ 136 million

Hydroelectric membership interests	+ R$ 171 million
Furnas, Chesf and Eletronorte: RAG readjustment, CFURH and PIS/COFINS variations	

CCEE	- R$ 321 million
Reduction of Import from Uruguay, of -R$ 296 million and reduction of PLD	

Bilateral contract	+ R$ 627 million
Furnas: SAESA consolidation in 3Q22 (+2.222 GWh)	+ R$ 574 million
CGT Eletrosul: energy export from Candiota III TPP	+ R$ 96 million
Chesf (Sobradinho +25 MWmed.), CGT Eletrosul, Eletronorte (contract linked to the price of aluminum and the dollar), Furnas (Itumbiara, 9% adjustment) : price and volume increase	+ R$ 111 million
Eletronorte: Tucuruí HPP 26% reduction in the average price of energy sold (3Q21 R$ 193.76/MWh X 3Q22 R$ 142.47/MWh)	- R$ 136 million
Furnas: reduction in the amount of energy sold (1,928 GWh in 2021 to 1,835 GWh in 2022)	– R$ 23 million

PMSO (R$ million)


IFRS
+ R$ 400
1.746
365
395
51
935
3T21
+28%
+100%
+45%
+11%
+26%
+19%
2.235
90
529
437
65
1.114
3T22
SAESA
Outros
Serviços
Material
Pessoal
PMSO


Recurring
+ R$ 337
1.644
286
395
51
913
3T21
+27%
+100%
+12%
+11%
+26%
+28%
2.027
90
321
437
65
1.114
3T22
SAESA
Outros
Serviços
Material
Pessoal
PMSO

Non-recurring items: in the 3Q22 Release

Recurring Personnel	+ 250
ACT 2022/2023 + 12.13% starting in May/22 + impact benefits	+178
ACT 2020/2021: Chesf only applied readjustment starting in 1T22;	+ 6.76%
Chesf: Reversal of provision for profit sharing in 3Q21, without occurrence in 3Q22	+ 62
Furnas: SAESA consolidation	+ 25
Furnas: Reduction in labor claims	- 22
Chesf: Greater allocation in Investments	- 25

Recurring Material	+ 14
Operational maintenance: Eletronorte, Chesf and CGT Eletrosul.	

Recurring Services	+ 97
Furnas: SAESA consolidation	+ 57
Services in operational maintenance: Eletronorte, Chesf and CGT.	+ 24

Other Recurring	+ 84
Chesf: (+) Indemnities for losses and damages related to legal proceedings	+ 24
Chesf: (+) cost of BD pension plan for retirees.	+ 22
Eletronorte: (+) Other operating expenses related to the provision of services by Eletronorte to SPE.	+ 35

Operating Provisions (R$ million)

Negative amounts represent a provision	3Q21	3Q22	Var. %
Provisions for Litigation	-422	-766	+82%
Compulsory Loan	-9,059	-108	-10700%
(Provision)/Reversal for losses on investments	-103	80	-229%
PCLD	44	-533	+108%
Onerous contracts and impairment of long-term assets	532	-140	126%
Other	-367	-62	- 83%
Total	-9,376	-1,529	- 84%

Negative amounts represent a provision

Eletrobras

Provisions for Litigation	-766
CHESF - Reclassification of risk of the suit filed by Energia Potiguar	-588
Eletronorte – SPE Suit Reclassification (-R$ 126 million) and monetary restatement CETENCO agreement (-R$ 87 million)	-140
CGT Eletrosul – Candiota arbitration (-R$ 38 million) other wind (-R$ 38 million) and labor (-R$ 33 million) suits	-106

Compulsory Loan -108

Occasional adjustments due to unfavorable decisions

Highlight: About **R$ 14.4 billion**, related to the effects of the application of 6% post-age interest, in the methodology for calculating compulsory interest, were reclassified from possible to remote, given the consolidation, through recent judgments, of Eletrobras's understanding, in line with RESP 1,003,955 – RS (Repetitive Appeal).

PCLD -533

Provisions of debts of Amazonas Energia: With Eletronorte (energy debt)	-486

Amazonas Energia Debt

R$ 7,456 Million

Total Credits Receivable, where

R$ 1,693 Million

Credits
Overdue
R$ 649 million (Holding)
R$ 1,044 million (Eletronorte)

R$ 4,669 Million

Provisioned loans, equivalent to 63% of total debt

Financial Debt With holding	Provisioned Credits (A)	Non-provisioned Credits (B)	Credits receivable (A+B)
	2,064	2,410	4,474

Energy Debt with Eletronorte	Provisioned Credits (A)	Non-provisioned Credits (B)	Credits receivable (A+B)
Current	672	377	1,049
ICD (renegotiated debt)	1,934	0	1,934
Total	2,605	377	2,982
Total Debt	4,669	2,787	7,456

Since May 2022, with the reinforcement of cash from Ordinance 38, Amazonas Energia did not default on current energy bills. However, it remained delinquent with renegotiated financial and energy debts.

EBITDA (R$ million)



R$ -2,815
-54%
R$ -1,791
-36%
5.234
245
4.988
1.163
294
383
427
290
3.197
778
2.419
Ebitda IFRS 3Q21
Non adjusted items
Ebitda adjusted 3q21
ROL adjusted
Adjusted Shareholdings
Adjusted Cost and expenses
Adjusted PMSO
Adjusted Provisions
Ebitda IFRS 3Q22
Non adjusted items
Ebitda IFRS 3Q21

Adjusted shareholdings -294

-160 : Norte Energia (positive record of the extension of the concession in 3Q21, according to ANEEL approval resolution no. 2932/2021, without a corresponding entry in 3Q22.

Non-radjusted items 3Q22 -778

-766 Provision for Litigation

-108 Compulsory Loan

+96 Other (details in investor briefing)

Net **Profit**



R$ - 965
+2.402
3.367
965
R$ -990
-100%
- 1.
R$ -2,228
-66%
- 737
- 497
+ 798
1.139
- 1.139
- 0,088
Net Income IFRS 3Q21
Non Adjusted items
Adjusted Result 3Q21
Adjusted EBITDA
Adjusted Financial Result
Adjusted Dep and Amort.
Income Tax
Adjusted Result 3Q22
Non Adjusted items
Net Income IFRS 3Q21

Adjusted Financial Income

-490 million
Interest expense (IPCA + WACC) of CDE (Wacc of 7.31%) and Projects (rate of 5.67%)

-300 SAESA consolidation (debt charges)

-534
Derivatives

+484
Revenue from financial investments

Depreciation and Amortization
-R$ 497

- -R$ 267 million – new privatization assets (Tucuruí, Mascarenhas, Itumbiara, Curuá-Uma);
- - R$ 203 million - SAESA consolidation

Non-recurring items see Results Release

Financial Discipline

Goal

Net Debt / Adjusted EBITDA < 2.5



Net Debt / Ebitda
(R$ billion)
23,4
20,3
26,4
21,0
20,3
20,6
16,9
19,1
21,6
20,6
15,1
33,5
Sesa
18.9
3,6
1,9
2,1
1,6
1,5
1,4
1,0
0,9
1,0
0,9
0,7
1,8
dez/16 dez/17 dez/18 dez/19 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22
Net Debt
Net Debt /Adjusted Ebitda



6,6
10,5
12,5
13,2
14,0
15,1
17,8
20,4
20,9
21,4
20,8
18,2
Sesa
0.5
dez/16 dez/17 dez/18 dez/19 dez/20 mar/21 jun/21 set/21 dez/21 mar/22 jun/22 set/22
Adjusted Ebitda (LTM)

Eletrobras

September 2022	R$ million
(+) Short-Term Debt (Current Liabilities)	7,032
(+) Long-Term Debt	47,469
= Gross Debt	54,501
(–) (Cash and cash equivalents + Securities)	**16,756**
(-) Financing Receivable	3,950
(-) Net balance of Itaipu Financial Assets	273
Net Debt	33,522

Investments **Made** (R$ million)

Investment (Corporate + Partnerships)	Realized 3Q22	Budgeted PDNG 3Q22	Realized 9M 2022	Budgeted PDNG 9M 2022	% 9M
Corporate Generation	311	282	540	967	56%
Implementation /Expansion	75	126	157	519	30%
Maintenance	236	156	383	448	86%
Corporate Transmission	534	633	1,152	1,327	87%
Expansion	79	65	158	147	108%
Reinforcements and Improvements	220	346	418	648	64%
Maintenance	235	221	576	533	108%
Infrastructure and Others*	102	128	223	307	73%
SPES	44	124	1,661	540	308%
Generation - Contributions	31	120	1,648	459	359%
Transmission – Contributions	13	-	13	69	18%
Other SPES (Furnas)	-	4	-	11	0%
Total	991	1,167	3,575	3,140	114%
Eletronuclear	-	-	465	243	192%
Total w/ Nuclear	991	1,167	4,040	3,383	119%

3Q22 Eletrobras

GENERATION R$ 311 million

CGT Eletrosul: R$ 44 million - Coxilha Negra

Furnas: Santa Cruz **R$ 18 million** - implementation of the combined cycle.

Chesf: R$ 155 million in Sobradinho and PA IV – Maintenance

Eletronorte: R$ 73 million – Mauá and Aparecida TPP - Maintenance

Transmission R$ 534 million

Reinforcements and Improvements

Chesf: R$ 96 million

Furnas: R$ 70 million

Maintenance

Chesf: R$ 184 million in Chesf to revitalize transmission lines

Expansion

CGT Eletrosul: R$ 57 million

Chesf: R$ 22 million – Conclusion of the last auction work – LT Paraiso-Açu

SPES R$ 44 million

Chapada Piauí: R$ 31 million – reimbursements for energy not generated

TNE : R $3 million – judicial agreement to end civil suit against LA.

Next Steps

Next Steps

- Completion of the Voluntary Termination Plan (PDV)
- Review of the Strategic Plan
- Migration to Novo Mercado
- Energy Commercialization Strategy
- Holding and Subsidiary Restructuring
- Decrease in Liabilities


Eletrobras
Xingo Chesf Severino Silva HPP

Thank you!

RI Eletrobras
ombudsman-ri@eletrobras.com